[redacted]

02045762

FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED

(Translation of the Registrant's Name into English)

#410-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.)

FORM 20 F X FORM 40F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.)

YES ___ NO X

This FORM 6K consists of a corporate News Release dated and distributed throughout North America on May 28, 2002 via the news services and filed with SEDAR in Canada.

FORM 6K
SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

Dated: June 28, 2002
BY:

Chris Robbins
V. President

ANGLO SWISS RESOURCES INC.

#410 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6
FOR IMMEDIATE RELEASE
TSX Venture: ASW
May 28, 2002
OTC Bulletin Board: ASWRF

UPDATE – FINANCING COMPLETED

Anglo Swiss Resources Inc. (TSX-ASW) has received $90,000 from a private company for the timber rights at the Kenville Mine property for a two- year period, expiring May 21, 2004. The private company will be responsible for all costs and has assumed all liabilities related to the logging of the property.

The funds will be used for general working capital and will allow the Company to meet its ongoing financial obligations throughout the fiscal year end.

Gold Property - Kenville Mine Property

The current increase in the price of gold to over $US300 per ounce and an overall improvement in the outlook for the mining industry, has presented an opportunity for management to pursue a strategic joint venture partner to continue exploration of the Kenville Gold Mine in British Columbia.

Discoveries made by Teck Corp (a joint venture partner on the property in 1995-1997) were very encouraging. Highlights from their exploration programs included three "economic zones of interest", the discovery of a new 2.6 metre quartz vein (one .25 meter sample graded 2.64 oz. gold/t) and a large (800 m. x 250 m.) gold, silver, copper, molybdenum anomalous zone identified in a previously unexplored area of the property.

Facilities at the Kenville mine-site include a 250 tonne per day ore crusher, extensive underground mining equipment, compressor, maintenance shop, assay lab, miners dry, engineering office, core storage, Mine Manager's residence, and more. The City of Nelson supplies electrical power and water is obtained from Eagle Creek. The Kenville Mine Property consists of 15 Crown-Granted mining claims and 10 staked claims totalling 430.88 hectares, (1064.79 acres); and 38.73 hectares (95.7 acres) of surface property, all 100% owned by Anglo Swiss Resources Inc.

The Kenville Gold Mine has produced more than 2 tonnes of gold from about 180,000 tonnes of ore. The mine has not had any significant production since the 1940's.

Gemstone/Graphite Property

Anglo Swiss is currently developing the Blu Starr property located in the Slocan Valley of British Columbia with Hampton Court Resources Inc. ("Hampton Court"), pursuant to a Joint

Participation Agreement executed by the parties in 2000. The 2002/2003 exploration budget, is currently being negotiated between the two companies.

The 2000/2001 seasons resulted in several new discoveries of potential economic importance including 13 new sapphire occurrences, 10 new iolite/anthophyllite occurrences, a potentially large and economic gem garnet occurrence, and occurrences of amethyst quartz, rose quartz and titanite.

The 1852 acres of placer claims on the property have been evaluated for their mineralogical and gem potential. Recommendations include a drill program of 12 holes totalling 500 meters to sample geophysical anomalies and 23 bulk samples to evaluate fluvial zones targeted on two separate terraces. A geological survey using ground penetrating radar technology was performed to profile shallow sediment conditions, infer depth and distribution of fluvial deposits and sub-alluvial or intra alluvial sediment/bedrock formations.

A large flake graphite discovery outcropping over 2,000 meters has also been discovered on the Blu Starr Property and is optioned to Crystal Graphite Corporation, a local producer of high-quality graphite concentrate. The agreement provides Crystal Graphite Corporation the right to perform their exploration due diligence on this discovery by December 31, 2002. Exploration is scheduled to include drilling, trenching and bulk sampling prior to year-end.

Ecuador Gold Properties

There has been no recent work undertaken in 2001 or 2000 on either of the Company's properties in Ecuador; the Catamayo River property, or the Neuvos Playas property, and the Company does not currently intend to direct its resources to further exploration on these properties. Accordingly, the Company wrote down the related deferred costs to $25,000; the estimated net recoverable amount of equipment owned by the Company located in Ecuador as noted in the 2001 Audited Financial Statements filed on May 16, 2002.

On behalf of the Board,

"*Len Danard*"
President & CEO

For further information please contact:
Anglo Swiss Resources Inc.

Telephone: (604)683-0484
Fax: (604)683-7497

Internet www.anglo-swiss.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.